UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-40490

WalkMe Ltd.
(Translation of registrant’s name into English)

1 Walter Moses St.
Tel Aviv 6789903, Israel
+972 (3) 763-0333
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On September 12, 2022, WalkMe Ltd. announced the departure of its Chief Financial Officer, Andrew Casey and the appointment of Hagit Ynon, WalMe’s EVP of Finance & Operations as interim CFO, effective upon Mr. Casey’s departure.  Mr. Casey will remain with WalkMe on an advisory basis through WalkMe’s third quarter earnings announcement.  The company issued a press release titled “WalkMe Announces Departure of Chief Financial Officer Andrew Casey.”  A copy of the press release is furnished as Exhibit 99.1 herewith.

Ms. Ynon, age 51, has served as WalkMe’s Executive Vice President, Finance and Operations since September 2019.  Prior to joining WalkMe, Ms. Ynon spent 19 years in various positions in the finance department at NICE Ltd., a public company that provides cloud and on-premises platforms for AI-driven digital business solutions, most recently as Vice President, Corporate Finance.  Before joining NICE Ltd., Ms. Ynon served as an Audit Manager at PricewaterhouseCoopers.  Ms. Ynon holds a B.A. in Management and Accounting and an M.B.A. from the College of Management Academic Studies in Israel and is a registered CPA in Israel.

This Report on Form 6-K (other than Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-257354 and 333-263823). Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated September 12, 2022 titled “WalkMe Announces Departure of Chief Financial Officer Andrew Casey”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WalkMe Ltd.

Date: September 12, 2022	By:	/s/ Paul Bradley Shinn
Paul Bradley Shinn
General Counsel